ENCOMPASS FUND

Opportunities. Not Boundaries.

Welcome to the Encompass Fund. Our investment style provides our shareholders with exposure to a wide range of opportunities. Always taking risk into account, we invest in a variety of sectors and look for opportunities that our managers think have the best potential for appreciation, regardless of the size of the company or whether it is domestic or foreign. As a result, our investments include companies that we believe are deeply undervalued, and often are unknown, underappreciated, or not followed by analysts and Wall Street.

Historical Performance of Encompass Fund

Total Return from January 1, 2007 to May 31, 2007:	19.74%
Total Return from Inception (June 30, 2006) to May 31, 2007:	12.59%

Current Price of Encompass Fund

Date: 6/11/2007
Net Asset Value (NAV): $11.18
Change from Previous Close: ($0.01)

Historical Prices (click here)

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-463-3957. The prospectus should be read carefully before investing.

Encompass Fund • 1700 California Street, Suite 335 • San Francisco, CA 94109 • Email: info@encompassfunds.com

ENCOMPASS FUND

Opportunities. Not Boundaries.

The Objective of the Fund

• The Encompass Fund seeks long-term capital appreciation.

The Principal Investment Strategies and Policies of the Fund

• Under normal market conditions, the Fund invests primarily in common stocks of domestic companies, including real estate investment trusts (REITs), selected for high profit potential. The price volatility of such investments is expected by the Fund's Adviser to be greater than the price volatility of the US stock market as a whole.

• The Fund invests in companies without regard to market capitalization.

• The Fund may invest up to 50% of total assets in foreign equity securities including American Depositary Receipts (ADRs) and exchange traded funds (ETFs).

• The Fund is a "non-diversified" portfolio, which means it can invest in fewer securities at any one time than diversified portfolios. Also, the Fund may participate in a limited number of industry sectors, but will not concentrate in any particular industry or group of industries.

• The Fund may invest in other securities as described in the Statement of Additional Information, which is available upon request.

Minimum Investments	Initial	Additional
Regular Account	**$10,000**	**$100**
IRA / Roth IRA	**$2,500**	**$100**
Automatic Investment Plan	**$5,000**	**$100***

*An Automatic Investment Plan is available for both regular and retirement accounts.
It requires a $100 minimum automatic monthly or quarterly investment.

CUSIP:	**29256Q102**
TICKER SYMBOL:	**Pending**

Encompass Fund • 1700 California Street, Suite 335 • San Francisco, CA 94109 • Email: info@encompassfunds.com

ENCOMPASS FUND

Opportunities. Not Boundaries.

Portfolio Information

The Encompass Fund invests in a wide variety of sectors some of which are not well-known or well-understood by many American investors. While the Fund's Managers believe that companies in these lesser known sectors often have more appreciation potential than better known companies and often offer unusual opportunities, these companies may also offer less liquidity and may be more volatile.

By investing in a wide variety of sectors, including sectors that respond differently to certain economic and market conditions, the Fund's Managers believe the Encompass Fund may avoid the sharp declines that funds investing in fewer or in more similar sectors eventually experience. For example, large-cap funds usually perform poorly when large-cap stocks are out of favor as was the case from 2000 to 2006. During that seven-year period, the average large-cap fund's seven year performance was in negative territory. Likewise, many technology mutual funds declined over 50% between 2000 and 2002. The managers of these funds have no choice but to stick with their sectors through bad times even if they believe their sectors will perform poorly. The Encompass Fund invests in the companies its Managers think have the best potential for appreciation taking into account the level of risk, regardless of the size of the company or whether it is a domestic or international company.

The Fund managers currently believe that there are opportunities in commodities companies producing gold, silver, copper, nickel, uranium and oil and gas. The managers also believe that companies in the health care sector, both generic drug companies and branded drug producers, as well as industrial companies, consumer discretionary companies and Real Estate Investment Trusts (REIT's) provide attractive investment opportunities.

TOP TEN EQUITY POSITIONS
AS OF MAY 31, 2007

(not audited, for informational purposes only)

	NAME	PERCENT OF PORTFOLIO
1.	Northern Orion Resources, Inc.	5.24%
2.	DepoMed, Inc.	4.35%
3.	Delcath Systems, Inc.	4.18%
4.	Exeter Resource Corp.	4.03%
5.	Avis Budget Group, Inc.	3.98%
6.	Peabody Energy	3.94%
7.	Seabridge Gold Inc.	3.45%
8.	Prime Group Realty--Pfd. B	3.27%
9.	Wyndham Worldwide	3.19%
10.	Global Industries	3.08%

NORTHERN ORION RESOURCES INC.

Northern Orion is a mid-tier copper and gold producer and mine developer in Argentina.

DEPOMED INC.

DepoMed Inc. is a specialty pharmaceutical company utilizing its innovative AcuForm™ drug delivery technology to develop novel oral products and improved, extended release formulations of existing oral drugs.

DELCATH SYSTEMS INC.

Delcath is a development stage company engaged in the development of a drug delivery system to administer chemotherapy directly to the liver.

EXETER

Exeter is an exploration company focused on the discovery and development of gold-silver properties in Argentina and Chile.

AVIS BUDGET

Avis Budget Group is a leading provider of automobile and truck rental services in more than 70 countries, through the Avis and Budget brands.

PEABODY ENERGY

Peabody Energy Corporation, through its subsidiaries, engages in the exploration, mining, and production of coal worldwide.

SEABRIDGE GOLD INC.

Seabridge has acquired a 100% interest in nine North American gold resource exploration and development projects.

PRIME GROUP

Was a publicly traded REIT of office properties that was taken private by a major real estate company. The Preferred stock remains publicly traded.

WYNDHAM

Wyndham offers a broad range of hotel and vacation ownership properties and services on a world-wide basis.

GLOBAL INDUSTRIES

Global Industries, Ltd., through its subsidiaries, provides a range of construction and support services to the offshore oil and gas industry in the United States Gulf of Mexico, Latin America, West Africa, the Middle East, and Asia Pacific regions.

Management

About the Investment Adviser

Brick Asset Management, Inc. is the investment adviser of the Fund and has responsibility for the management of the Fund's affairs, under the supervision of the Trust's Board of Trustees. The Fund's investment portfolio is managed on a day-to-day basis by Malcolm H. Gissen and Marshall G. Berol. The Adviser was organized in 2006 and therefore has no previous operating history. The address of the Adviser is 1700 California Street, Suite 335, San Francisco, CA 94109.

Malcolm Gissen founded Malcolm H. Gissen & Associates Inc., an investment advisory services firm, in 1985. He has been an investment advisor since 1985 and has managed separate accounts since 1999. Mr. Gissen's management experience has focused primarily on investments in publicly traded companies, including real estate investment trusts. Mr. Gissen received a B.S. degree from Case Western Reserve University and a J.D. degree from the University of Wisconsin.

Marshall Berol has been engaged since 1982 as an investment manager in San Francisco, CA. Since 2000, he has been the Chief Investment Officer of Malcolm H. Gissen & Associates, Inc. In addition, for more than 15 years, Mr. Berol has owned his own investment firm, BL/SH. Mr. Berol's management experience has focused primarily on investments in publicly traded companies, including real estate investment trusts, and limited partnerships. Mr. Berol did his undergraduate work at the University of California (Berkeley) and received a J.D. degree from the University of San Francisco School of Law.

Proxy Voting

The Board of Trustees of the Trust has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Fund's Adviser, Brick Asset Management, Inc.   Brick Asset Management, Inc will vote such proxies in accordance with its proxy policies and procedures.

Proxy Voting Policies and Procedures - Click Here

ENCOMPASS FUND

Opportunities. Not Boundaries.

Prospectus

Encompass Fund 2006 Prospectus - Click Here

Applications Materials

Application - Click Here

IRA Applications

IRA Account Application - Click Here

IRA Transfer / Direct Rollover Request Form - Click Here

IRA Plan Booklet

IRA Plan Booklet - Click Here

Statement of Additional Information

2006 Statement of Additional Information - Click Here

Before you invest or send money you are required to read the prospectus.

Encompass Fund • 1700 California Street, Suite 335 • San Francisco, CA 94109 • Email: info@encompassfunds.com

Past Performance Is No Guarantee Of Future Results.
Please Read The Prospectus Carefully Before You Invest Or Send Money

ENCOMPASS FUND

Opportunities. Not Boundaries.

To Contact the Encompass Fund:

Toll Free Number: (888) 463-3957

By Fax: (415) 749-6566

By Email: info@encompassfunds.com

Office: 1700 California Street, Suite 335
San Francisco, CA 94109

Past Performance Is No Guarantee Of Future Results.
Please Read The Prospectus Carefully Before You Invest Or Send Money

Mutual Fund

Encompass Fund

Account Number

Password

LOG ON

First time user? Forgot Password?